599 Lexington Avenue New York, NY 10022-6069 +1.212.848.4000

August 12, 2024

CONFIDENTIAL SUBMISSION VIA EDGAR

Securities and Exchange Commission

Office of Technology

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Joseph Cascarano, Robert Littlepage, Edwin Kim and Jan Woo

Re:  Sunrise Communications AG

Draft Registration Statement on Form F-4

Submitted May 23, 2024

CIK No. 0002021938

Ladies and Gentlemen:

On behalf of Sunrise Communications AG (the “Company”), we are submitting this letter in response to the written comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”), contained in your letter dated July 26, 2024 (the “Comment Letter”) to the Company regarding the Company’s above-referenced draft registration statement on Form F-4 (CIK No. 0002021938), confidentially submitted to the SEC on May 23, 2024, as amended on July 5, 2024 (the “Registration Statement”).

To facilitate your review of the Company’s responses, we have repeated each of your comments in italics followed immediately by the response of the Company to that particular comment. Simultaneously with the transmission of this letter, the Company is confidentially submitting via EDGAR its Amendment No. 2 to the Registration Statement (“Amendment No. 2”), responding to the Staff’s comments and including certain other revisions and updates. Please note that capitalized terms used but not otherwise defined in this letter have the meanings ascribed to such terms in Amendment No. 2. Page numbers in the text of the Company’s responses correspond to page numbers in Amendment No. 2.

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AOSHEARMAN.COM

Allen Overy Shearman Sterling US LLP is a limited liability partnership organized under the laws of the State of Delaware. Allen Overy Shearman Sterling US LLP is affiliated with Allen Overy Shearman Sterling LLP, a limited liability partnership registered in England and Wales with registered number OC306763 and with its registered office at One Bishops Square, London E1 6AD. It is authorized and regulated by the Solicitors Regulation Authority of England and Wales (SRA number 401323). The term partner is used to refer to a member of Allen Overy Shearman Sterling LLP or an employee or consultant with equivalent standing and qualifications. A list of the members of Allen Overy Shearman Sterling LLP and of the non-members who are designated as partners is open to inspection at its registered office at One Bishops Square, London E1 6AD.

Questions and Answers About the Spin-Off and the Special Meeting

The legal relationships between Sunrise and its customers are generally based on standard contracts and forms ..., page 37

1.

We note your disclosure that on June 17, 2024, the Stiftung für Konsumentenschutz commenced legal proceedings against you alleging that inflation linked mid-term service price increase clauses in your consumer contracts are unenforceable. Please clarify whether you have already been charging these inflation linked mid-term service price increases to your customers, and if so, whether you may be subject to issuing material amounts of refunds or credits to customers as a result of this litigation. It is not clear if the lawsuit involves past charges or solely involves your inability to increase your prices mid-term in the future.

In response to the Staff’s comment, the Company has revised the disclosure on page 40 of Amendment No. 2.

Background and Reasons for the Spin-Off, page 62

2.

We note your response to prior comment 11 that your financial advisors had no role in determining the perceived trading discount of Liberty Global’s shares in comparison to the underlying value of its individual businesses and did not provide quantitative conclusions as to the amount of such a discount. Please provide a brief description of the quantitative analysis performed by your board and management regarding the size and scope of any perceived trading discount, any conclusions drawn, and how such trading discount was calculated.

In response to the Staff’s comment, the Company has revised the disclosure on page 69 of Amendment No. 2.

The Sunrise Business, page 86

3.

We note your response to prior comment 17 regarding your research and development processes for the past three years. As noted in your response letter, please disclose that you do not conduct meaningful research and development activities and, if true, your advances in telecommunication systems are based on purchases and upgrades to new infrastructure.

In response to the Staff’s comment, the Company has revised the disclosure on page 132 of Amendment No. 2.

Spectrum Holding, page 96

4.

We note your response to prior comment 19 regarding the expiration of your spectrum licenses in 2028, covering the 3G, 4G and 5G networks. As noted in your response letter, please clarify why you believe the risk of these spectrum licenses not renewing is remote.

The Company respectfully submits that its risk of losing a substantial amount of spectrum in the next spectrum allocation process is remote because such a risk would only materialize if (i) ComCom determines to allocate spectrum through a competitive auction process that involves a new entrant in the industry and such new entrant is successful in acquiring substantial portions of spectrum that is currently allocated to Sunrise, or (ii) if ComCom sets limits on spectrum that can be allocated to Swisscom or Salt that are so large that it would allow either or both of them to acquire substantial amounts of spectrum at the expense of Sunrise should they choose to do so.

The likelihood of a new entrant in the industry with sufficient capital to outbid incumbent service providers in a spectrum auction is remote due to high barriers to entry related to the regulatory environment, complex topography, high network construction costs and a concentrated market structure. In the absence of a new entrant, the Company respectfully submits that an auction process, even if implemented by ComCom, is unlikely to result in substantial reduction to Sunrise’s spectrum allocation because neither Swisscom nor Salt are likely to bid for substantially larger spectrum allocations than what they currently hold, since they each have sufficient spectrum to support reasonable growth.

Sunrise Management’s Discussion and Analysis of Financial Condition and Results of Operations

Overview

Subscriber base and ARPU, page 118

5.

We note your response to prior comment 20. Please tell us whether you consider ARPU and customer churn to be a key performance measures used by management. If not, please explain why not. If so, please revise to disclose these measures for each period presented and provide a discussion of any significant fluctuations from period to period.

ARPU

The Company uses ARPU to evaluate the performance of its business in the residential services segment. The Company defines ARPU as the average monthly subscription revenue per average number of fixed customer relationships or mobile subscribers, as applicable, in the period. In response to the Staff’s comment, the Company revised its disclosure on pages 21, 136, 141 and 143 to disclose ARPU for fixed and mobile services for the periods presented, as well as to discuss how changes in these metrics affected revenues in the residential services segment in the relevant periods.

The Company respectfully submits that it does not consider ARPU to be a key performance measure in the business services and wholesale segment as ARPU does not provide meaningful information in the context of this segment, as further discussed below.

Different Business Model

ARPU is useful in evaluating the balance between the number of customers and service prices in a business with a fixed price subscription-based revenue model, such as Sunrise’s residential services segment. However, Sunrise’s revenues in the business and wholesale segment are generally not based on fixed price subscriptions:

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Business Customers. As further described on page 104 of Amendment No. 2, Sunrise’s business customers, particularly larger enterprises, contract with Sunrise for customized service packages which can include various configurations of fixed, mobile and value-added services at negotiated prices. Although Sunrise’s business customers often purchase mobile subscriptions for their employees and certain of Sunrise’s business customers may be sensitive to mobile service price fluctuations, particularly in larger enterprises, the number of mobile service subscriptions generally fluctuates based on the size of the business customer’s employee base, rather than changes to Sunrise’s service prices. Accordingly, among Sunrise’s business customers, changes in Sunrise’s service prices do not impact the size of the customer base as directly as they do in the residential services segment, making the monitoring of the relationship between service prices and size of the subscriber base using ARPU less meaningful. The Company supplemented its disclosure on pages 131 and 132 of Amendment No. 2 with a discussion of its revenue model in the business services segment.

•

Wholesale Customers. Sunrise’s wholesale customers contract with Sunrise for various wholesale services pursuant to long-term contracts with a limited and relatively stable number of customers at negotiated prices, with Sunrise’s revenues primarily driven by the volume of services wholesale customers require in a given period. In wholesale services, monitoring the relationship between service prices and size of wholesale customer base is thus similarly not relevant.

Churn and Number of Fixed Customer Relationships and Mobile Subscribers

The Company further respectfully submits that while customer churn is a factor that affects its business, the Company takes a broader view of changes in its subscriber base when evaluating the performance of its business in the residential services segment. Customer churn represents the number of customers lost in a given period. Customer churn can fluctuate significantly within and between periods depending on promotional activities of Sunrise and its competitors, which can lead a large number of residential customers to switch telecommunications service providers in a short period of time. However, the impact of customer churn on revenues can be offset by customer gains, particularly if added customers generate higher ARPUs. Residential services revenues are thus ultimately affected by changes in the average number of fixed customer relationships or mobile subscribers, as applicable, in a given period.

The Company revised its disclosure on pages 141 and 143 to discuss how changes in the average number of fixed customer relationships and mobile subscribers affected revenues from fixed and mobile services, respectively, in the residential services segment in the relevant periods.

In the business services and wholesale segment, the Company does not consider customer churn and the average number of customers as key performance metrics because they do not provide meaningful information in the context of the above-described business segment revenue model. Because a large portion of service packages offered to business customers are customized and offered at negotiated prices, there can be significant fluctuation in the revenue generated from one customer to the next. Tracking customer losses, adds or average numbers is, therefore, less meaningful than tracking total revenues.

Selection of Metrics Consistent With Historical Reporting by Liberty Global

The selection of ARPU, together with a discussion of how ARPU and the average number of fixed relationships and mobile subscribers affected revenues in the relevant periods, is consistent with historical reporting by Liberty Global.

Variation of Class Rights, page 156

6.

We note your response to prior comment 25 regarding whether Sunrise Class A Common Shareholders would have separate class voting rights should its rights and privileges changes. You indicate that “Sunrise Class A Common Shares are common shares and do not have any economic privileges under Sunrise’s articles of association that would trigger such a class vote if varied,” that preferred shareholders would receive a separate class vote under Swiss law, and Sunrise Class B Common Shareholders would receive a separate class vote for changes of economic privileges pursuant to an explicit provision of your Articles. Please clarify that Sunrise Class A Common Shares do have economic privileges, such as rights to receive dividends and liquidation distributions, and such economic privileges may be altered, if true, for Sunrise Class Common Shares without a separate vote of Class A shareholders. If true, consider adding an appropriate risk factor.

In response to the Staff’s comment, the Company has revised the disclosure on pages 172, 173 and 209 of Amendment No. 2.

Where You Can Find More Information and Incorporation by Reference, page 196

7.

We note your proxy statement/prospectus incorporates by reference the Liberty Global Annual Report. Since you are soliciting authorization for the disposal of a significant business, please also incorporate all subsequent filings including the Liberty Global Form 10-Q for the quarterly period ended March 31, 2024.

In response to the Staff’s comment, the Company has revised the disclosure on page 228 of Amendment No. 2.

Annex D - Liberty Global Ltd. Unaudited Pro Forma Condensed Consolidated Financial Statements, page D-1

8.	Please update the Liberty Global pro forma balance sheet to be as of the most recent interim period. Refer to Rule 11-02(c)(1) of Regulation S-X.

The Company respectfully advises the Staff that the Liberty Global pro forma balance sheet will be updated as of June 30, 2024 (the most recent interim period) in a subsequent amendment to the Registration Statement.

9.

We note that Liberty Global has concluded that the disposition in the form of a spin-off will be accounted for as a discontinued operation. Please provide your supporting analysis of the number of pro forma periods required by S-X 11-02(c)(2) for the disposition transaction and each of the other transactions you depict in the pro forma financial information.

In response to the Staff’s comment, with regard to the presentation of the Sunrise Business as a discontinued operation in Liberty Global’s pro forma statement of operations, the Company has updated the Liberty Global pro forma financial statements on pages D-4, D-5 and D-6 of Amendment No. 2 to include the three most recent fiscal years ended December 31, 2023, as included in Liberty Global’s most recent Annual Report on Form 10-K, based on the Company’s supporting analysis of the number of pro forma periods, required by S-X 11-02(c)(2) for the disposition transaction. All other transactions depicted in the Liberty Global pro forma statement of operations are presented as if the transactions occurred on January 1, 2023.

10.

Please clarify in footnote (2)(a) on page D-8 why the actual amount of the contribution could differ materially from the amount depicted, which we note is dependent upon the timing and sources of contributions to Sunrise. Disclose the range of reasonably possible amounts. Also, please revise or tell us why you did not reduce the contribution amount by the amount of free cash flow generated by Sunrise in 2024.

In response to the Staff’s comment, the Company has updated footnote (2)(a) on page D-12 of Amendment No. 2 to include further description as to why the actual amount of the contribution could differ materially from the amount depicted and to include a range of reasonably possible amounts.

In addition, the Company respectfully submits that the amount of the estimated contribution presented has not been reduced by the estimated amount of free cash flow generated by Sunrise in 2024 as the spin-off and related transactions are assumed to have occurred on December 31, 2023 for purposes of the Liberty Global unaudited pro forma condensed consolidated balance sheet. Further, excess free cash flow generated by the Sunrise Business prior to the effective date of the spin-off is upstreamed to Liberty Global and forms part of the Company’s existing corporate liquidity as of the balance sheet date. Any cash upstreamed by the Sunrise Business prior to the balance sheet date will form part of the funding for the contribution from Liberty Global to Sunrise for the partial repayment of third-party debt in connection with the spin-off.

11.	Give pro forma income statement effect to the loss of investment income/cost of borrowing, assuming the contribution of $1,787.4 million was made at the beginning of the fiscal year.

In response to the Staff’s comment, with regard to the loss of investment income attributable to the portion of Liberty Global’s contribution to Sunrise funded through existing corporate liquidity, the Company has included an additional pro forma adjustment in the Liberty Global pro forma statement of operations on page D-12 of Amendment No. 2 to reflect the estimated reduction in interest income.

In addition, the Company respectfully submits that no adjustment has been included in the Liberty Global pro forma financial statements for the decrease in cost of borrowing attributable to Sunrise’s intended repayment of CHF 1,500.0 million of third party debt as this amount would be presented as part of the discontinued operations of the Sunrise Business. The decrease in cost of borrowing of CHF 95.0 million ($105.8 million at the applicable rate) is included as an adjustment in the Sunrise pro forma financial statements and was calculated based on the weighted average interest rate on third party debt of the Sunrise business as of December 31, 2023 of 6.33%.

12.

We note your response to prior comment 30 and the disclosure in footnote (3) on page D-8. Notwithstanding the non-recurring nature of the expenses, you should give pro forma income statement effect to them pursuant to Rule 11-02(a)(6)(i)(B) of Regulation S-X.

In response to the Staff’s comment, the Company has updated the Liberty Global pro forma statement of operations on pages D-4, D-5, D-6, D-9 and D-10 of Amendment No. 2 to include the income statement effect of the estimated incremental transaction costs directly related to the spin-off pursuant to Rule 11-02(a)(6)(i)(B) and updated footnote (3) accordingly.

13.

We note in footnote (5) on page D-8 you give pro forma effect to the estimated amounts to be charged by Liberty Global to Sunrise for various services. Clarify why you do not give effect to the estimated costs to be incurred by Liberty Global when providing these services.

In response to the Staff’s comment, the Company has further clarified in footnote (5) to the Liberty Global pro forma financial statements on page D-12 of Amendment No. 2 that no incremental costs are expected to be incurred for services to be provided by Liberty Global to Sunrise under the Transition Services Agreement.

14.

Regarding footnote (7), please provide us further details regarding the income tax expense associated with the pre-tax pro forma adjustments and your rationale for not providing pro forma income tax adjustments.

In response to the Staff’s comment, the Company has updated the related footnote on page D-12 of Amendment No. 2.to include further description regarding the rationale for not providing pro forma income tax adjustments.

Annex E - Sunrise Communications AG Unaudited Pro Forma Condensed Consolidated Financial Statements, page E-1

Liberty Global and Sunrise may be unable to achieve some or all of the anticipated benefits that they expect to achieve..., page 12

15.	Please update the Sunrise pro forma balance sheet to be as of the first quarter of 2024. Refer to Rule 11-02(c)(1) of Regulation S-X.

The Company respectfully submits that the Sunrise pro forma balance sheet will be updated as of June 30, 2024 (the most recent interim period) in a subsequent amendment to the Registration Statement.

16.

We note your response to prior comment 31 and the disclosure in footnote (3) on page E-5. Notwithstanding the non-recurring nature of the expenses, you should give pro forma income statement effect to them pursuant to Rule 11-02(a)(6)(i)(B) of Regulation S-X.

In response to the Staff’s comment, the Company has updated the Sunrise Communications AG pro forma statement of income or loss on page E-4 of Amendment No. 2 to include the income statement effect of the estimated incremental transaction costs directly related to the spin-off pursuant to Rule 11-02(a)(6)(i)(B) and updated footnote (3) accordingly.

17.

Please separately quantify in footnote (9) the historical related-party fees and allocations charged by Liberty Global and the estimated amounts to be charged by Liberty Global for management, finance, legal, and other services pursuant to the transition services agreements.

In response to the Staff’s comment, the Company has updated the description in footnote (9) on page E-6 of Amendment No. 2 to explicitly disclose (a) the historical related-party fees and allocations charged by Liberty Global and (b) the estimated amounts to be charged by Liberty Global for management, finance, legal, and other services pursuant to the Transition Service Agreement.

Annex F - Financial Statements of Sunrise, page F-3

18.	Please updated the Sunrise financial statements to include the most recent interim period, consistent with the reporting by Liberty Global Ltd.

The Company will include the financial statements of Sunrise as of and for the six-month period ended June 30, 2024 and 2023 in a subsequent amendment to the Registration Statement.

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We thank the Staff in advance for its consideration of Amendment No. 2 and hope the Staff finds that the foregoing answers are responsive to its comments. If you should have any questions or further comments with respect to Amendment No. 2, please do not hesitate to contact me at (212) 848-7150 or Daniel Litowitz at (212) 848-7784.

Yours very truly,

/s/ Harald Halbhuber

Harald Halbhuber

cc:  Daniel Litowitz, A&O Shearman

Bryan Hall, Liberty Global Ltd.

Jennifer Hodges, Liberty Global Ltd.